Filed by UTStarcom, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: UTStarcom, Inc.

Commission File No.: 333-173828

UTStarcom Announces Effectiveness of Registration Statement and Mailing of Definitive Proxy Statement/Prospectus for Its 2011 Annual Meeting of Stockholders

BEIJING, CHINA, — May 25, 2011 — UTStarcom, Inc. (“UTStarcom” or “the Company”) (Nasdaq: UTSI), a leading provider of interactive, IP-based network solutions in iDTV, IPTV, Internet TV and Broadband for cable and telecom operators, announced today that the Securities and Exchange Commission (the “SEC”) has declared effective a Form F-4 Registration Statement, which includes a Proxy Statement of UTStarcom and also constitutes a Prospectus of UTStarcom Holdings Corp. (the “proxy statement/prospectus), in connection with the proposed reorganization of UTStarcom as a Cayman Islands company.  The reorganization will be effected through a merger (the “Merger”) of UTStarcom with a subsidiary of UTStarcom Holdings Corp. (“UTStarcom Holdings”) resulting in the shares of UTStarcom being converted into the right to receive shares of UTStarcom Holdings. The merger is part of a reorganization of UTStarcom’s corporate structure that we expect will, among other things, result in a reduction in operational, administrative, legal and accounting costs over the long term and provide us with additional flexibility to pursue listings on international stock exchanges, should we desire to do so in the future. Holders of UTStarcom common stock as of April 25, 2011, the record date, will be asked to approve the proposed Merger at the 2011 Annual Meeting of Stockholders (the “Annual Meeting”), to be held on Friday, June 24, 2011 at 4:00 p.m., local time. Stockholders of record as of the close of business on the record date are entitled to notice of and vote at the Annual Meeting. The Annual Meeting will be held at the Company’s offices located at 52-2 Building, BDA International Enterprise Avenue, No. 2 Jingyuan North Street, Daxing District, Beijing 100176, China.

UTStarcom will commence the mailing of the proxy statement/prospectus to all holders of UTStarcom common stock as of the record date on May 25, 2011.

The proposed Merger is subject to approval by holders of UTStarcom common stock.

About UTStarcom, Inc.

UTStarcom is a leading provider of interactive, IP-based network solutions in iDTV, IPTV, Internet TV and Broadband for cable and telecom operators. The Company sells its solutions to operators in both emerging and established telecommunications and cable markets around the world. UTStarcom enables its customers to rapidly deploy revenue-generating access services using their existing infrastructure, while providing a migration path to cost-efficient, end-to-end IP networks.

Founded in 1991, listed on the NASDAQ in 2000, the Company has its operational headquarters in Beijing, China and research and development operations in China and India. For more information about UTStarcom, visit the Company’s Web site at http://www.utstar.com.

For more information, please contact:

Jing Ou-Yang

Investor Relations

UTStarcom, Inc.

+86-10-85205153

jouyang@utstar.com

Brion Tingler

Kreab Gavin Anderson

+8610 6505 9816

btingler@kreabgavinanderson.com

Forward-Looking Statements

This release includes forward-looking statements, including statements regarding the terms and completion of the proposed Merger, the change in the Company’s place of incorporation, the reduction in operating expenses resulting therefrom, the additional flexibility to pursue listing on international stock exchanges, the proposal to be approved by the Company’s stockholders at the Annual Meeting and the commencement of the mailing of the proxy statement/prospectus. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially. These uncertainties include, but are not limited to, the ability of the parties to consummate the proposed Merger, the satisfaction of closing conditions to consummate the Merger, the Company’s ability to realize the anticipated reduction in operating expenses and benefit from additional flexibility to pursue listing on international stock exchanges, and obtaining requisite approvals, including from the Company’s stockholders.  All forward-looking statements included in this release are based upon information available to the Company as of the date of this release, which may change, and we assume no obligation to update any such forward-looking statement.

Additional Information and Where to Find It

This communication is being made in respect of a proposed reorganization transaction.  INVESTORS OF UTSTARCOM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BEFORE MAKING A DECISION CONCERNING THE PROPOSED MERGER. These documents will contain important information that investors should consider.  The proxy statement/prospectus will be mailed to UTStarcom stockholders. The proxy statement/ prospectus and any other documents filed by UTStarcom with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by UTStarcom by contacting UTStarcom’s Investor Relations by phone at +86-10-85205153 or by email at jouyang@utstar.com.

UTStarcom and its respective officers and directors may be deemed to be participants in the solicitation of proxies in connection with the proposed Merger.  Information regarding the interests of these directors and executive officers in the proposed Merger, if any, is included in the proxy statement/prospectus.  You can find information about UTStarcom’s directors and executive officers in its proxy statements and Annual Reports on Form 10-K, previously filed with the SEC. Each of these documents is available free of charge at the SEC’s web site at http://www.sec.gov and from UTStarcom Investor Relations.